HALF YEAR

REPORT

2025



January to June 2025

INDEX



1.

INTRODUCTION



1. INTRODUCTION

1.1. CEO LETTER TO SHAREHOLDERS: SEALSQ Mid-Year Update and Outlook

Dear Shareholders,



2025 has been a pivotal year for SEALSQ as we accelerated our mission to deliver quantum-resistant semiconductor solutions and secure digital infrastructures for a rapidly evolving global market. The first half of the year has confirmed the strength of our strategy, the resilience of our operations, and the scale of the opportunity ahead.

As a fabless semiconductor innovator, SEALSQ designs and markets secure microcontrollers that anchor digital trust in a quantum-threatened world. We offer both off-the-shelf and custom-designed FIPS and Common Criteria-certified quantum-resistant microcontrollers, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization.

Our solutions protect industries such as IoT, Energy, Automotive, Smart Home, as well as sensitive applications in Healthcare and Defense. While the global embedded security chips market is projected to reach $9.8 billion by 2028[1] , suppliers offering certified secure products remain scarce. This creates a significant opportunity for innovative players like SEALSQ that can deliver both regulatory compliance and resilience against emerging threats such as quantum computers. Our strengthened market capitalization, boosted by the market's recognition of the risks posted by quantum computers and the need for new secure microcontrollers to protect against these, enabled us to raise over $140 million in cash since November 2024 in order to accelerate development and execute strategic investments that strengthen our growth pipeline.

*

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[1] MarketsandMarkets: Embedded Security Market by Offering, Global forecast to 2028 (August 23)



In the first half of 2025, we made tangible progress on product innovation. We delivered the first test samples of our QS7001 platform and QVault TPM to partners and pilot customers, confirming our path toward commercialization in Q4 2025 and mass production in 2026. This program, certified under FIPS 140-3 and Common Criteria EAL5+, integrates NIST-standardized post-quantum algorithms and positions SEALSQ to capture significant share in a global TPM market projected to grow to $10.24 billion by 2034[1].

Alongside this milestone, we advanced our VaultIC 408 Secure Microcontroller to FIPS 140-3 Level 3 validation and secured a multi-year, multi-million-dollar agreement to protect over 24 million smart meters in the UK, in collaboration with industry leaders such as Landis+Gyr, Toshiba, Vodafone, and the Data Communications Company. We also launched the MS6003 Secure Element, preloaded with FIDO2 passwordless authentication, addressing the fast-growing authentication market, and deployed the first units of our INeS Box provisioning solution, which automates digital identity injection at the factory for IoT devices, ensuring compliance with standards like Matter and the U.S. Cyber Trust Mark. Together with the OISTE Foundation, we also launched the Quantum RootCA, a PQC-integrated PKI system designed to ensure the long-term security of IoT, financial, and defense infrastructures against the threat of quantum decryption.

These product and technology advances are matched by a strong commercial performance. Revenue is on track to increase by 59% to 82% in 2025 compared to 2024, supported by higher demand for PKI services, secure hardware solutions, and custom ASIC activities. Our TPM engagements more than doubled in just two quarters, rising from 35 customers at the end of 2024 to 82 by mid-2025. This validates the market relevance of our roadmap and positions us well ahead of our Q1 2026 target to launch the first TCG-certified quantum-resistant TPM. We also secured new strategic customer wins with companies such as Hager, Dyson, and Delta Dore, demonstrating the robustness of our PKI solutions and strengthening our position in smart home and industrial IoT ecosystems. Our long-standing collaboration with Landis+Gyr deepened further, consolidating SEALSQ as a trusted PKI provider for their next-generation devices, including smart metering deployments in Japan with Tokyo Electric Power Company. At the same time, we expanded our global reach by opening a new office in India and signing distribution agreements with partners in Asia, Europe, and Turkey, significantly enhancing our international footprint.

[1] Zion Market Research, "Trusted Platform Module (TPM) Market," 2025



2025 also marked a transformational phase in our growth strategy through targeted investments. In Spain, we executed a €40 million investment deal to create the Quantix Edge Security facility in Murcia, with €20 million from the Spanish Government, €10 million from WISeKey and SEALSQ, and €10 million from partners OdinS and TProtege. This facility, aligned with the EU Chips Act, will serve as a hub for post-quantum RISC-V chip design and secure semiconductor personalization, set to deliver revenue starting in 2026. In parallel, we completed the acquisition of 100% of IC'ALPS SAS, a Grenoble-based ASIC design specialist.

This acquisition brings approximately 100 highly skilled engineers into SEALSQ, strengthens our capabilities in custom post-quantum ASICs for medical, automotive, and IoT applications, and expands our addressable market through multi-year, multi-million-dollar projects already in discussion.

To further accelerate our roadmap, we launched a $20 million Quantum Investment Fund in late 2024, which was expanded to $30 million in March 2025. The fund targets strategic partnerships and minority investments in quantum companies. The first such investment was in ColibriTD, a Quantum-as-a-Service provider, with whom we are co-developing a quantum simulation approach to improve semiconductor wafer yields at advanced nodes. This initiative has the potential to increase yields from 50% to 80%, reduce per-chip costs by up to 50%, and enhance the resilience of our products against side-channel attacks. The IC'ALPS acquisition also formed part of our Quantum Investment roadmap. In addition, we invested $10 million in WISeSat.Space plans to expand a secure, quantum-ready satellite constellation. With two successful launches in 2025, these satellites already demonstrated secure IoT transactions from orbit, and WISeSat.Space plans to scale to 100 satellites by 2027, addressing a market projected to reach $4.2 billion by 2030.

The company recently unveiled Convergence, a forward-looking strategic initiative aimed at integrating artificial intelligence (AI), quantum technologies, and next-generation solutions to position the company at the forefront of secure digital ecosystems. Convergence seeks to unify capabilities in post-quantum cryptography (PQC) aligned with NIST standards, tokenization, advanced encryption, WISeSat.Space's planned satellite constellation for secure connectivity, Decentralized Physical Infrastructure Networks (DePIN), and machine-to-machine (M2M) communications. The initiative aspires to build a robust digital trust architecture to protect over 1.6 billion devices across sectors like healthcare, IoT, financial services, smart cities, and space infrastructure. Convergence is designed to drive innovation through an expanded startup ecosystem and foster sustainable revenue growth by developing future-proof security solutions for the quantum-resilient, AI-empowered digital economy.



The regulatory and technological landscape is moving in our favor. Regulations such as the EU Cyber Resilience Act, the U.S. Cyber Trust Mark, and the UK PSTI Act strongly recommend, secure identities, encryption, and lifecycle management across IoT and connected devices. At the same time, the imminent risk of quantum computers breaking today's cryptographic standards is accelerating global demand for post-quantum solutions. Governments worldwide, including the U.S. and the EU, have published roadmaps requiring PQC adoption within the next decade. SEALSQ is uniquely positioned to lead this transition. Our integrated portfolio — spanning TPMs, secure elements, PKI, ASICs, quantum root-of-trust services, and quantum-ready satellite connectivity — ensures that our customers not only meet current compliance requirements but are also protected against future quantum threats.

We enter the second half of 2025 with confidence, momentum, and a clear vision: to lead the world in quantum-resilient cybersecurity and semiconductor innovation. I would like to thank our shareholders, employees, partners, and customers for their continued trust and support as we scale SEALSQ into its next phase of growth.

Sincerely,

Carlos Moreira
Chief Executive Officer
SEALSQ Corp

Carlos Moreira

CEO



1.2



INTRODUCTION

As a fabless semiconductor innovator, SEALSQ designs and markets secure microcontrollers that anchor digital trust in a quantum-threatened world. We offer off-the-shelf and custom-designed FIPS and Common Criteria certified quantum-resistant secure microcontrollers, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization. Our solutions secure industries like IoT, Energy, Automotive, Smart Home, as well as sensitive applications in Healthcare and Defense.

While the global embedded security chip market is projected to reach $9.8 billion by 2028[1], suppliers offering certified, secure products are scarce, which makes the segment a good opportunity for innovative players capable of offering compliance with standards and responding to emerging threats like quantum computers. As a result of our strengthened market capitalization, boosted by the market's recognition of the risks posted by quantum computers and the need for new secure microcontrollers to protect against these, we were able to raise over $140 million in cash since November 2024 in order to accelerate development and execute strategic investments that strengthen our growth pipeline.

In H1 2025, we delivered QS7001 and QVault TPM first test samples to partners and pilot customers, progressing toward Q4 2025 commercialization, and we secured a multi-million-dollar pipeline, including a long-term recurring revenue deal with a global player, reinforcing our quantum-safe leadership.

*

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[1] MarketsandMarkets: Embedded Security Market by Offering, Global forecast to 2028 (August 23)





The company has allocated a $35 million budget to acquire participations and develop technological partnerships with other Quantum companies.

The first such investment materialized in Q1 2025 with ColibriTD, a French Quantum-as-a-Service (QaaS) company, co-developing a revolutionary approach to improve semiconductor wafer yields with SEALSQ.

In August 2025, SEALSQ completed the acquisition of 100% of IC'ALPS SAS, a French ASIC design specialist, after receiving regulatory approval. This acquisition aligns with our custom chips (ASIC) development strategy leveraging IC'ALPS' expertise and footprint in medical, automotive, and IoT applications.

SEALSQ also executed its plan to sign a €40 million investment deal for the Quantix Edge Security facility in Murcia, Spain, with €20 million from the Spanish Government, €10 million from WISeKey and SEALSQ, and €10 million from partners OdinS and TProtege. This facility will focus on post-quantum chip design using RISC-V, meeting Common Criteria and NIST standards. SEALSQ plans to generate revenue as soon as 2026 by invoicing its professional services and licensing IPs to the joint venture.

Last but not least, SEALSQ is planning to invest $10 million into WISeSat.Space to develop its secure IoT communications via space offering.



MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management Discussion & Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis ("MD&A") is intended to provide a reader of SEALSQ's ("SEALSQ" or the "Group" or the "SEALSQ Group") financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance.

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our unaudited condensed consolidated financial statements and notes thereto for the six months ended June 30, 2025, as well as with our consolidated financial statements and notes thereto included in the Group's annual financial statements for the year ended December 31, 2024, as filed in the 20-F on March 20, 2025.

H1 2025 Key Financial Milestones

1.3.1

The key highlights of the six months ended June 30, 2025 ("H1 2025") are:



- $121 million cash balance

- $4.8 million revenue in line with expectations reflecting the continuing transition period to post-quantum technologies, ahead of a strong planned increase in revenue in H2 2025 driven by a return to growth in demand for our traditional semiconductor products alongside the consolidation of revenue generated by IC'ALPS

- The signature of a Share Purchase Agreement to acquire 100% of IC'ALPS SAS, a French ASIC design specialist. The acquisition, completed on August 4, 2025, aligns with our custom chips (ASIC) development strategy leveraging IC'ALPS' expertise and footprint in medical, automotive, and IoT applications.

- $3.5 million investment in the WeCan Group, a Swiss fintech and blockchain-based technology company specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes.

- Investments in R&D for the development of our post-quantum chip and next generations: we continue to support our R&D work with $4.7 million invested in R&D in H1 2025. This investment is essential to develop our next-generation product range and support our growth in future years.



	Unaudited 6 months ended or as at June 30,	
US GAAP (Million US$)	2025	2024
Net sales	4.8	4.8
Gross profit	1.6	0.9
Operating loss	(21.2)	(8.9)
Net loss	(20.0)	(10.8)
Cash and cash equivalents	120.9	18.9

1.3.2

Discussion & Analysis

Liquidity and Capital Resources



Cash and cash equivalents as at June 30, 2025 totaled $121 million, compared to $84.6 million as at December 31, 2024. Our strong cash balance at the end of H1 2025 is mainly due to the cash injection from a Registered Direct Offering, the exercise of all outstanding warrants in January 2025, and an ATM equity offering program implemented in May 2025. We expect to use this liquidity to fund our operations, support our R&D expenses for our next-generation solutions, develop our sales team and to finance our M&A activity.

The most significant sources of funding of the Group are external financing, customer sales, and research tax credits provided by the French government.

Revenue

SEALSQ revenue for H1 2025 was $4.8 million, compared to $4.8 million in the six months ended June 30, 2024 ("H1 2024"). The flat year on year revenue is in line with our expectations. The transition period announced for 2024 has lasted as forecast into the first months of 2025 as the revenue-creating projects that we are working on and our new product lines are not yet in full production.

Revenue in the second half of the year ("H2 2025") is expected to show significant growth from H1 2025 with an increase in demand for our current semiconductor products as well as the acquisition of IC'ALPS in August 2025. This acquisition will bring an additional revenue stream to the Group from the sale of ASIC design services. The Group will also assess the potential for cross-selling with its existing customer portfolio.





Additionally, the Group is undertaking the last phases of development of its next-generation secure microcontrollers range built on the new Secure RISC-V CPU, equipped with a state-of-the-art secure firmware stack and compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements, under the project name QUASAR for Quantum Resistant Secure Architecture.

Management believes that the QUASAR R&D project is essential to ensure that the Group remains competitive in the future because customers and IT providers are turning to more secure equipment (see section 2.1.1. QVault TPM Program Update). We have involved our customers in this transition to make sure that our new product range will suit their needs. Full production is expected in 2026.

Revenue by region

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America contribute the largest part of our revenues.

Our revenue by geographic region for the six months ended June 30, 2025, and June 30, 2024, respectively is set forth in the following table:

Net sales by region $'000	Unaudited 6 months ended June 30,			
	2025		2024	
Europe, Middle East & Africa	852	18%	880	18%
North America	3,083	64%	3,058	64%
Asia Pacific	795	17%	890	18%
Latin America	95	1%	–	0%
Total net sales	**4,825**	*100%*	**4,828**	*100%*







Gross Profit

Our gross profit margin increased by 15 percentage points from 19% in H1 2024 to 34% in H1 2025. In 2024, our gross profit margin decreased temporarily due to the costs of inventory that remained high, with some incompressible fixed costs, whilst our customers were using their own stock. In 2025, shipments of new products to these customers have resumed, contributing to the recovery of our margin toward historical levels. Looking ahead, we expect further margin improvement in H2 2025, supported by the recent acquisition of IC'ALPS, whose cost of sales is significantly lower than that of SEALSQ's semiconductors.

Research & development expenses



Our research and development ("R&D") expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Net of stock-based compensation, our R&D expenses increased by $0.5 million in comparison with the $2.4 million R&D expense net of stock-based compensation for the six months ended June 30, 2024. We continue working on the development of our next-generation products and solutions, including our post-quantum QUASAR program. R&D remains a large part of our operating expenses with $2.9 million spent net of stock-based compensation in the six months ended June 30, 2025, representing 22% of total operating expenses net of stock-based compensation. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in semiconductor security solutions and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary SEALSQ France is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.



Selling & marketing expenses



Our selling & marketing ('S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of $2.9 million net of stock-based compensation, our S&M expenses increased by $0.2 million in comparison with our H1 2024 S&M expenses of $2.7 million net of stock-based compensation. This increase reflects our continued efforts to build a stronger sales force, with an increased presence in the U.S., to support our revenue growth.

General & administrative expenses



Our general & administrative ("G&A") expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Net of stock-based compensation. our G&A expenses of $8.8 million increased by $4 million in comparison with the $4.8 million G&A expense net of stock-based compensation for the six months ended June 30, 2024. The increase in G&A expenses is primarily attributable to the recruitment of the management team directly by SEALSQ Corp starting in January 2025. In prior periods, management services were provided by the Group's parent company and recharged to SEALSQ Corp. This change has resulted in a $3.8 million increase in G&A expenses. In addition, the Group incurred $0.3 million in incremental legal and audit fees related to various SEC filings associated with our funding facilities and investment strategy, including WeCan, ColibriTD and IC'ALPS.

Our G&A expenses are expected to remain high due to SEALSQ initiatives to expand our geographical footprint and revenue streams. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.





Operating Results

Our $21.2 million operating loss for the six months ended June 30, 2025, increased by $12.3 million compared to our $8.9 million operating loss for the six months ended June 30, 2024.

The main factor behind this increase in operating loss is the grant of an exceptional stock-based bonus in the form of options to all our staff. This grant resulted in a stock-based compensation charge of $9.9 million. In addition, the factors outlined in the sections above—most notably the increase in G&A expenses—also contributed to the loss. These were partially offset by other operating income of $1.6 million, relating to service recharges to the Group's parent company.

Net Results

For the six months ended June 30, 2025, the Group recorded a net loss of $20.0 million, compared to a net loss of $10.8 million for the same period in 2024. The increase in net loss is primarily attributable to the factors impacting operating loss, as outlined above.





Consolidated Income Statement of SEALSQ Corp

US GAAP ($'000)	Unaudited 6 months ended June 30,		Year-on-Year Variance
	2025	**2024**	
Net sales	4,825	4,828	-
Cost of sales	(2,956)	(3,667)	-19%
Depreciation of productions assets	(243)	(228)	+7%
Gross profit	**1,626**	**933**	**+74%**
Other operating income	1,662	-	+100%
Research & development expenses	(4,724)	(2,393)	+97%
Selling & marketing expenses	(6,025)	(2,653)	+127%
General & administrative expenses	(13,776)	(4,777)	+188%
Total operating expenses	**(22,863)**	**(9,823)**	**+133%**
Operating loss	**(21,237)**	**(8,890)**	**+139%**
Non-operating income	2,814	465	+505%
Gain / (loss) on debt extinguishment	-	(100)	-100%
Interest and amortization of debt discount	(88)	(557)	-84%
Non-operating expenses	(1,487)	(372)	+300%
Loss before income tax expense	**(19,998)**	**(9,454)**	**+112%**
Income tax expense	(2)	(1,304)	-99%
Net loss	**(20,000)**	**(10,758)**	**+86%**



2.
BUSINESS
UPDATE



2. BUSINESS UPDATE



2.1 PRODUCT PORTFOLIO EVOLUTION

2.1.1 QVault TPM Program Update



The QVault TPM, built on a RISC-V-based architecture, integrates NIST-standardized CRYSTALS-Kyber (ML-KEM-1024) and CRYSTALS-Dilithium (ML-DSA-87) algorithms, achieving AES-256-equivalent security to counter "harvest now, decrypt later" threats. It is certified to FIPS 140-3 and Common Criteria EAL5+ standards, ensuring robust, tamper-resistant cryptographic operations.



The program achieved a key milestone in H1 2025 with the delivery of engineering samples to initial partners, following rigorous physical and logical validation of the QS7001 hardware platform, which underpins the QVault TPM. The firmware stack progressed through integration and evaluation, positioning SEALSQ to begin "test-customer" sampling for QVault TPM V183 in Q4 2025, with commercial sampling, production and initial revenue expected in 2026.

The global TPM market, valued at $2.15 billion in 2024, is projected to reach $5.72 billion by 2031, with a CAGR of 15.0%[1], driven by demand in IoT, automotive and regulatory recommendations like the EU Cyber Resilience Act. The QVault TPM's alignment with these trends, combined with SEALSQ's leadership in post-quantum cryptography, is expected to enable the company to capture a significant market share.

Strategic partnerships, including WISeSat for satellite IoT, and a robust pipeline of over 70 commercial projects currently in discussion have validated the QVault TPM's applicability in high-security use cases and confirmed market interest. (See 2.2 Sales Update for more details)

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[1] Cognitive Market Research, "Global Trusted Platform Module TPM Market Report 2025," October 10, 2024



Note: TPM vs Secure Elements

While both TPM and Secure Elements provide critical security services, their applications, performance characteristics and focus areas differ significantly, with TPMs aiming for overall system security and Secure Elements targeting more specific, high-security applications.

TPMS are primarily used in PCs, laptops and servers to ensure the integrity of the system by protecting against unauthorized access and tampering. TPMs are designed to secure the broader computing environment. In contrast, Secure Element (SEs) are typically found in mobile devices, smart cards, and IoT devices. SEs are used to perform secure transactions and authenticate user access, focusing on specific applications like mobile payments, SIM functionality, or device authentication.

2.1.2

Post-Quantum ASICs



This new offering focuses on developing Secure ASICs, for instance customized derivatives of the QS7001 open hardware platform, designed to integrate NIST-approved post-quantum cryptographic algorithms (CRYSTALS-Kyber and CRYSTALS-Dilithium) for robust, quantum-resistant security, but also traditional counter measures and cryptography to prevent more classic attacks. The chips are expected therefore offer FIP 140-3 and CC EAL5+ certification capabilities, which are commonly required for sensitive applications.

The offering builds on the partnership with IC'ALPS combining its advanced analog and digital design capabilities with SEALSQ's security IPs to craft bespoke quantum-resistant microcontrollers for Defense, Automotive, Medical, AI or other sensitive public and private applications. SEALSQ has already entered advanced business discussions with major global potential customers to explore Secure ASIC projects, with first discussions centered on tailored designs derived from the QS7001 platform (refer to 2.2 Sales update for more details).

SEALSQ's comprehensive EU sovereign end-to-end ASICs offering is well positioned to meet the needs of a $36.8 billion ASIC market[1] by responding to its growing concerns of integrating security and post-quantum cryptography.

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[1] Fortune Business Insights, "Application Specific Integrated Circuit (ASIC) Market Size, Share & Industry Analysis" August 25 2025





2.1.3 VaultIC 408 FIPS 140-3 Certification

In H1 2025, SEALSQ advanced its VaultIC408 Secure Microcontroller (Module: VaultIC408 1.2.4, Hardware: AT90SO28RS rev A, Firmware: 1.2.4.1), which passed NIST FIPS 140-3 testing at Security Level 3, as validated by UL Verification Services Inc. The Validation Test Report was submitted to the Cryptographic Module Validation Program (CMVP) and is listed on the CMVP Modules In Process List at, with final certification expected in the coming months.



SEAL SQ

This milestone strengthens SEALSQ's position in delivering secure hardware for critical applications. The VaultIC 408 is a tamper-resistant secure microcontroller designed for IoT, Smart Grid and connected devices. It provides hardware-based encryption, authentication, and key management, optimized for low-power designs in smart homes, industrial automation, healthcare, automotive, and digital identity solutions.

A major achievement in H1 2025 was securing a multi-year, multi-million-dollar agreement to supply the VaultIC 408 for millions of smart meters in the UK's Smart Metering Implementation Programme (SMIP), targeting over 26 million homes and businesses. This contract, in collaboration with stakeholders like the Data Communications Company (DCC), Landis+Gyr, Calisen, Toshiba, and Vodafone, is expected to protect 24 million smart metering devices over the next decade.

The NIST FIPS 140-3 Security Level 3 compliance positions the VaultIC 408 for regulated sectors like energy, healthcare, and defense. The IoT market is projected to reach $1.1 trillion by 2030, with the Smart Grid market growing at a 20.8% CAGR through 2032.[1]

*

[1] Cognitive Market Research, "Global Trusted Platform Module TPM Market Report 2025," October 10, 2024





2.1.4

MS6003 for FIDO

In H1 2025, SEALSQ launched the MS6003 Secure Element, a Common Criteria EAL5+-certified chip preloaded with a FIDO2 authentication application, enabling phishing-resistant, passwordless authentication. Deployed initially for enterprise and IoT device manufacturers, the MS6003 supports secure logon dongles, USB-C tokens, and embedded modules, addressing applications in PC OEMs, smart locks, automotive IoT, and consumer devices.

The MS6003 simplifies compliance with global security standards, reduces time-to-market, and offers secure provisioning and over-the-air updates through SEALSQ's Public Key Infrastructure services. Initial deployments in H1 2025 have strengthened SEALSQ's position in the growing passwordless authentication market, aligning with industry shifts toward zero-trust security models.



The global FIDO authentication market, valued at $2.16 billion in 2025, is projected to reach $15.32 billion by 2035, with an 18.3% CAGR.[1] Revenue from the potential sales of MS6003 is included in SEALSQ's $170 million pipeline of revenue opportunities (as of September 8, 2025) including both current and prospective clients for the period 2026 to 2028.

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[1] Allied Market Research, "IoT Identity and Access Management (IAM) Market," 2024



2.1.5 Factory Provisioning with INeS BOX

Designed for OEMs, ODMs, and EMS providers in sectors such as EV charging, medical IoT, and smart homes, the INeS Box uses a FIPS 140-3 certified Hardware Security Module to provide secure key management and authentication. Initial deployments have reduced manufacturing times and enhanced device security, strengthening SEALSQ's position in IoT identity management.

The global IoT Identity and Access Management market, valued at $8.3 billion in 2024, is projected to reach $47.2 billion by 2031, with a 25.4% CAGR.[1]



*

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[1] Allied Market Research, "IoT Identity and Access Management (IAM) Market," 2024





2.1.6

PKI & Root-of-Trust: Integrating Post-Quantum Cryptography

In H1 2025, SEALSQ significantly enhanced its Public Key Infrastructure (PKI) and Root-of-Trust (RoT) solutions by integrating NIST-standardized post-quantum cryptographic (PQC) algorithms, including CRYSTALS-Kyber (FIPS 203) and CRYSTALS-Dilithium (FIPS 204), to address the growing threat of quantum computing to traditional RSA and Elliptic Curve Cryptography (ECC).

The launch of the Quantum Root Certificate Authority, developed in collaboration with the OISTE.ORG Foundation, introduced a quantum-safe PKI platform that issues and manages digital certificates within FIPS 140-3 certified Hardware Security Modules (HSMs), ensuring secure key generation, authentication, and lifecycle management for IoT, financial, defense, and smart city applications.

This PQC-PKI system supports both classical and quantum-resistant algorithms to enable a seamless transition while maintaining interoperability with existing infrastructures. Strategic partnerships with the NIST National Cybersecurity Center of Excellence (NCCoE), D-Link, Hager, and blockchain platforms like Hedera have expanded the adoption of SEALSQ's quantum-ready PKI, reinforcing its role in securing smart home, industrial and decentralized systems.

The urgent need to transition to PQC stems from the imminent risk quantum computers pose to current cryptographic standards. Algorithms like RSA and ECC rely on mathematical problems (e.g., integer factorization and discrete logarithms) that quantum computers, could solve exponentially faster using Shor's algorithm, potentially decrypting data collected today in "harvest now, decrypt later" attacks. NIST estimates that a cryptographically relevant quantum computer could emerge within the next decade, necessitating proactive adoption of PQC to protect long-lifecycle systems like IoT devices and critical infrastructure[1].

The global PQC market is projected to grow from $172 million in 2024 to $2.09 billion by 2030, with a 50.8% CAGR, driven by regulatory mandates and increasing quantum computing advancements[1].

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[1] MarketsandMarkets, "Post-Quantum Cryptography Market," 2024



2.2 Sales update

2.2.1



Sales Overview

SEALSQ remains fully aligned with its 2025 budget and sales plan. Current performance and the confirmed sales pipeline indicate that we are on track to achieve a year end revenue increase between 59% and 82% over the prior year.

This growth is driven by:

 • Higher demand for PKI services, secure hardware solutions (TPMs, secure elements), and custom ASIC activities.

 • New strategic customer wins in key verticals such as smart energy and IoT security.

 • The consolidation of IC'ALPS' ASIC business revenue since completion of the acquisition in August.

In parallel, SEALSQ is accelerating its global expansion by signing new partnerships with distributors and opening a sales office in India.



2.2.2



Strong growth on the PKI business

In H1 2025, SEALSQ continued to strengthen its leadership in IoT security and digital trust through its advanced PKI solutions, with a strong focus on the MATTER protocol for smart homes and connected devices.

Over the last two quarters, SEALSQ has secured major contracts with prestigious smart home industry leaders, such as Hager and Delta Dore, validating the robustness of our PKI solutions and their alignment with global security standards.

This momentum demonstrates SEALSQ's ability to deliver scalable, standards-compliant cryptographic services that are essential for the rapidly growing smart home, industrial IoT, and connected device ecosystems.

SEALSQ has also strengthened its strategic collaboration with Landis+Gyr (L+G), a major device manufacturer for the smart energy industry, by expanding our PKI (Public Key Infrastructure) footprint within their smart metering ecosystem:

- Increased the share of PKI services provided to L+G, consolidating trust services under SEALSQ for 30 million utility users in Asia

- Gained market share within L+G's security infrastructure, positioning SEALSQ as a preferred PKI provider for their next-generation devices.

- Supported L+G's digital transformation and regulatory compliance efforts by delivering scalable, standards-aligned cryptographic services.



2.2.3 Strenghtening our growth pipeline with TPM and Secure ASIC projects



SEALSQ is making significant progress in its Quantum Resistant Products strategy:

We are now working with 82 potential customers (end of H1 2025), a substantial increase from 35 potential customers at the end of Q4 2025 – a 134% growth in Post Quantum Chips prospects (including QVault TPM) within just two quarters:

- We are on track for commercial launch of our first Quantum Resistant product (QS7001) end of Q4 2025, marking a major milestone in SEALSQ's hardware security roadmap.
- First QVault TPM V185 commercial samples including the PQC features will be available March 2026.
- This solid pipeline includes several ongoing commercial negotiations with major OEMs to provide millions of secure ASICs derived from the QS7001 platform for applications in Defense, Access control and IoT. Some of these significant projects are expected to be announced in H2 2025.

2.2.4 Expanding our global footprint



Over the past 6 months, SEALSQ has achieved a significant expansion in its global partner network, strengthening its presence with three new distributors in India (Millennium, DTDS and SM Electronics), one in Taiwan with Jolanyee and two in Europe: Steliau covering France, Spain and Italy and Ozdisan for the Turkish market.

The number of strategic partners will allow us to enhance our market reach, deliver more localized solutions, and support a broader customer base. This expansion is the result of focused efforts on strategic alliances, technology collaborations, and regional partnerships, enabling SEALSQ to secure a stronger competitive position worldwide.

On top of the significant channel expansion, SEALSQ has successfully expanded its global footprint by opening a new office in India, which marks a notable milestone in the company's growth strategy. This expansion will enable SEALSQ to better address its target customer base in the region tapping into the large Indian OEMs market.

2.3 ORGANIZATION

2.3.1 Quantum Days Events



In H1 2025, SEALSQ launched the Quantum Days event series to foster global collaboration on post-quantum cryptography (PQC) and cybersecurity, following successful events in Davos and New York.

The third edition, the Quantum and Space Days, held on May 12–13, 2025, at Hotel La Fregate, France, attracted over 200 global experts, industry leaders, and government representatives, reinforcing SEALSQ's leadership in quantum-resilient technologies. The public conference on May 13 featured keynote addresses by Dr. Dava Newman (MIT), Jean-Michel Picod (Google), Vasco Gomes (Eviden, an Atos company), Laurent Guiraud (ColibriTD), and David Nosibor (Red Alert Labs), who discussed quantum computing's impact on cybersecurity, PQC strategies for IoT, and secure satellite communications. Roundtables addressed regulatory frameworks, including the EU Cyber Resilience Act, and industry roadmaps to counter quantum threats.

On May 12, internal strategic meetings with partners and IC'ALPS staff focused on integrating ASIC design expertise to advance post-quantum semiconductor development, aligning with the then anticipated IC'ALPS acquisition. SEALSQ will host the next Quantum Day in H2 2025 in Grenoble, France, focusing on post-quantum ASICs to drive innovation in quantum-resistant chip design for IoT, automotive, and defense applications.







2.3.2   ISO9001 & 14001 Quality and Environment Certifications

In H1 2025, SEALSQ renewed its ISO 9001:2015 (Quality Management Systems) and ISO 14001:2015 (Environmental Management Systems) certifications with zero non-conformities for a three-year cycle, as validated by AFNOR.[1] The ISO 9001 renewal affirms SEALSQ's commitment to consistent, high-quality semiconductor and cybersecurity solutions, ensuring compliance with customer and regulatory requirements through robust quality controls.

The ISO 14001 renewal underscores SEALSQ's dedication to sustainable practices, including energy efficiency and waste reduction, aligning with global environmental goals and regulations like the EU's Corporate Sustainability Reporting Directive. [1] These certifications enhance customer trust and operational excellence, supporting SEALSQ's Environmental, Social, and Governance (ESG) strategy. The global cybersecurity market, projected to reach $314.3 billion by 2027 with a 10.9% CAGR, highlights the importance of SEALSQ's reliable, sustainable solutions.[2]

2.3.3   Human Resources

In 2025, our company executed a strategic recruitment initiative to align talent acquisition with our growth objectives.

We strengthened our innovation and technical teams by onboarding three key engineering roles: two Embedded Development Engineers and one Software and Production Solutions Leader.

Additionally, we enhanced our internal service capabilities with the addition of an IT Developer and a Quality & Environment Technician. To expand our market presence in India and drive growth in the IP/ASIC and TPM sectors, we appointed a Sales Director based in Bangalore.

Furthermore, to bolster our executive leadership, we appointed a Chief Operating Officer (COO) in the United States, a pivotal role to drive operational excellence and support our global expansion. The COO brings extensive experience in operational strategy, process optimization, and cross-functional leadership, with a proven track record of scaling technology-driven organizations in the semiconductor industry.

Finally, to attract and retain top talent, we introduced a performance-based stock option retention plan for SEALSQ employees, implemented across France, Switzerland, the US, Taiwan, and Japan.

*

[1] ISO, "ISO 9001:2015 - Quality Management Systems" and "ISO 14001:2015 - Environmental Management Systems," 2015
[2] MarketsandMarkets, "Cybersecurity Market," 2024



STRATEGIC OUTLOOK FOR H2 2025 & FY 2026



Compliance with Security Regulations



SEALSQ is strategically positioned to enable device manufacturers to meet stringent IoT security and emerging post-quantum cryptography (PQC) mandates through its robust portfolio of secure elements, Public Key Infrastructure (PKI), and PQC solutions, including the QS7001 platform, MS6003 secure element, VaultIC 408 microcontroller, and INeS Box. These offerings support compliance with global regulations, addressing the growing demand for secure IoT solutions in consumer, industrial, and critical infrastructure sectors.

Key IoT security regulations are driving market demand. The U.S. Cyber Trust Mark, recommends secure identities, encryption, and PKI for certain type of consumer IoT devices like smart cameras and wearables.[1] The EU Cyber Resilience Act (CRA), effective from December 2024 with full enforcement by December 2027, requires security-by-design, secure boot, and five-year post-market support for connected devices.[2] The UK's Product Security and Telecommunications Infrastructure (PSTI) Act, effective from April 2024, enforces secure identities and vulnerability disclosure policies.[3] Singapore's Cybersecurity Labelling Scheme (CLS), enhanced in 2023, aligns with the CSA's Verified Product Security Label requiring PKI and secure communication protocols.[4] SEALSQ's solutions, with integrated PKI and hardware security modules (HSMs), ensure compliance across all these frameworks, enhancing device trust and interoperability.

*

[1] Federal Communications Commission, "Cyber Trust Mark Program," 2023

[2] European Commission, "Cyber Resilience Act," 2022

[3] UK Government, "Product Security and Telecommunications Infrastructure Act," 2022

[4] Infocomm Media Development Authority, "Cybersecurity Labelling Scheme," 2023





The urgent transition to PQC is driven by quantum computing threats to traditional RSA and ECC cryptography, which could be broken by quantum algorithms like Shor's, enabling "harvest now, decrypt later" attacks. NIST projects a cryptographically relevant quantum computer by 2035, necessitating proactive PQC adoption for long-lifecycle systems.[1] The U.S. National Security Memorandum (NSM-10, May 2022) mandates federal agencies to adopt NIST-standardized PQC algorithms (e.g., CRYSTALS-Kyber, CRYSTALS-Dilithium) for critical systems by 2035, with interim deadlines for software inventories by 2027 and cryptographic agility by 2030.[2] The EU's 2023 PQC roadmap, backed by ENISA, urges adoption by 2030 for critical infrastructure, aligning perfectly with SEALSQ's Quantum RootCA and Quantum Resistant chips, which integrate NIST FIPS 203 and 204 algorithms.

On the TPM side, the TCG roadmap is planning to include quantum-resistant features in future versions of the TPM standard. This is particularly relevant as SEALSQ's QVault TPM post-quantum features can be activated anytime on the field through a simple firmware update, making it potentially the first quantum-resistant TPM on the market.

2.4.2

TPM Market



The Trusted Platform Module (TPM) standard, initially developed for PC hard drive encryption and secure boot password storage, became mandatory for Windows 11, boosting its adoption in PCs for chip-to-cloud security.[3]

In 2024, the global TPM market reached $2.59 billion, with 600 million units shipped, up from 550 million in 2023, driven by demand in PCs, IoT, and automotive sectors.[4][5] The market is expected to grow to $10.24 billion by 2034, with a 14.75% CAGR from 2025 to 2034.[4]

Demand for TPMs is led by Industrial IoT, connected cars and data encryption. In 2023, automotive applications held 22% of the market (11.1% CAGR through 2030), while banking and financial services held 26% (10.7% CAGR). Regulations like the EU Cyber Resilience Act (2024) and DORA (2025) further drive adoption.[6][7]

*

[1] National Institute of Standards and Technology, "Post-Quantum Cryptography FAQs," 2024

[2] White House, "National Security Memorandum on Promoting United States Leadership in Quantum Computing (NSM-10)," May 4, 2022

[3] Microsoft, "Windows 11 Specs and System Requirements," June 2021

[4] Zion Market Research, "Trusted Platform Module (TPM) Market," 2025

[5] Eurosmart Association, "Secure Elements Global Market Estimates," December 2022

[6] Market Trends Analysis, "Trusted Platform Module (TPM) Market," 2024

[7] Splunk, "Top IT Trends to Watch in 2025," 2025



2.4.3

<u>ASIC activity: IC'ALPS integration bolsters SEALSQ secure ASIC capabilities</u>



Application-Specific Integrated Circuits (ASICs) are specialized integrated circuits designed to perform specific functions or tasks within a particular application domain. They offer advantages such as higher performance, lower power consumption, and reduced size and cost compared to alternatives like field-programmable gate arrays (FPGAs) or general-purpose microcontrollers.

With the acquisition of IC'ALPS SAS, a premier French ASIC design and supply specialist, initiated in H1 2025 and completed in Q3 2025, SEALSQ has significantly enhanced its capabilities in developing custom quantum-resistant chips. The acquisition, approved by the French Ministry of Economy, integrates IC'ALPS' expertise in ASIC design for medical, automotive, and IoT applications with SEALSQ's post-quantum security IP, including the QS7001 quantum-resistant hardware platform. This strategic move has added approximately 100 highly skilled engineers from IC'ALPS' design centers in Grenoble and Toulouse, France, bolstering SEALSQ's ability to deliver tailored, secure ASICs for critical industries.



SEALSQ has intensified discussions with leading electronics manufacturers to leverage the QS7001's advanced RISC-V-based, CC EAL5+-certified architecture, which supports NIST-standardized post-quantum cryptographic algorithms like CRYSTALS-Kyber and CRYSTALS-Dilithium. This expansion into the post-quantum ASIC segment, accelerated by IC'ALPS' design expertise, contributes significantly to SEALSQ's $170 million pipeline of revenue opportunities (as of September 8, 2025) including both current and prospective clients for the period 2026 to 2028.





In terms of revenue, ASIC development contracts typically include customer payments for non-recurring engineering (NRE) expenses offsetting development costs. The acquisition of IC'ALPS is expected to contribute to SEALSQ's projected revenue growth of between 59% and 82% for fiscal 2025, with consolidated revenues of $17.5 to $20 million, driven by commercial projects and the integration of IC'ALPS' revenues as of August 2025.

Industrially, the acquisition strengthens SEALSQ's Semiconductor Design and Personalization Center initiatives, with IC'ALPS' IATF16949-ready design methodologies and functional safety expertise (ISO 26262) enhancing ASIC development for automotive applications requiring high Automotive Safety Integrity Levels (ASILs). SEALSQ is in advanced negotiations with several major technology players for multi-year, multimillion-dollar ASIC projects, expected to be finalized before the end of 2025, further leveraging the combined expertise of SEALSQ and IC'ALPS.

The global ASIC market continues to grow steadily, driven by technological advancements and increasing demand for customized solutions across various industries:



- Market Size: The global ASIC market was valued at $21.53 billion in 2024 and is projected to reach $36.80 billion by 2032, with a CAGR of 6.9%[1].



- Application Areas: ASICs are integral to telecommunications, automotive, consumer electronics, industrial automation, and healthcare, with growing adoption in AI, IoT, and 5G networks.



- Technology Trends: Advancements in sub-7nm process nodes, 3D packaging and chiplet architectures enable higher integration, improved performance, and lower power consumption, which are critical for AI, edge computing, and 6G applications.



- Emerging Markets: Demand is surging for low-power ASICs in IoT, sensor networks and smart embedded systems, as well as for ASICs in advanced driver-assistance systems (ADAS), autonomous vehicles, and electric vehicles (EVs).



- Security Concerns: ASIC vendors are embedding hardware-based security features, such as quantum-resistant encryption and authentication, to counter cybersecurity threats in IoT, cloud computing, and blockchain platforms.

---

[1] Fortune Business Insights, "Application Specific Integrated Circuit (ASIC) Market Size, Share & Industry Analysis" August 25 2025



2.4.4



Quantix Edges

Design & Personalization Center

1. Addressing Global Challenges

The 2020-2022 semiconductor crisis exposed Europe's critical dependency on Asian supply chains, exacerbated by geopolitical uncertainties affecting trade with major production hubs. This shortfall disrupted industries across the board, prompting Europe to support some European countries with the EU Chips Act to launch semiconductor initiatives, exemplified by Spain's Strategic Project for Economic Recovery and Transformation of Microelectronics and Semiconductors (PERTE Chip), which aim to mobilize a total of €43 billion by 2030 to restore Europe's semiconductor sovereignty.

Concurrently, the rise of cybercrime in our hyper-connected world has driven Europe (EU Cyber Resilience Act) and the US (Cyber Trust Mark) to implement standardization and labeling for connected systems to protect consumers and supply chains.

The Quantix Edge Security Joint Venture, co-founded by SEALSQ, SETT, WISeKey and Odins in Murcia, Spain, addresses two critical challenges:

- Restoring Europe's sovereignty in the semiconductor supply chain by reducing reliance on non-European suppliers.

- Enhancing silicon-level cybersecurity to combat emerging threats, particularly through quantum-resistant technologies.

In a competitive global semiconductor market with established hubs in Asia, North America, and Europe, Quantix Edge Security aims to distinguish itself through innovation, quality, and tailored solutions. By specializing in quantum-resistant semiconductors, the Murcia center seeks to gain a competitive edge, capitalizing on opportunities in European and Latin American markets to drive innovation and economic growth.

2. Project Overview

Announced in the first half of 2025, Quantix Edge Security is a flagship public-private joint venture in Murcia, Spain, backed by a €40 million investment. The Spanish government, through the Ministry for Digital Transformation and Public Administration, is expected to contribute €19.6 million via the PERTE Chip initiative and additional funding is expected from SEALSQ, WISeKey, Murcia-based companies OdinS and TProtege, and the Spanish Society for Technological Transformation (SETT). This aligns with Spain's goal to invest €12.25 billion by 2027 to bolster its microelectronics and semiconductor capabilities, positioning Murcia as a global hub for secure microchip development.



The project plans to establish a Cybersecurity and Semiconductor Customization Center in Murcia, integrating key components of the semiconductor value chain:

- Design Center in Murcia: Focused on designing, validating, and marketing microcontrollers for applications in industries such as automotive, IoT, smart cities, healthcare, and IT infrastructure. It leverages SEALSQ's hardware platforms, built on secure RISC-V processor cores, enriched with its proprietary Intellectual Properties (IPs).

- Sub-Certification Authority (Sub CA): Operating under WISeKey's Root CA to manage secure digital identities.

- Wafer Test and Personalization Center: Responsible for R&D, marketing, and sales, including:

  a. Development of IoT and automotive-grade Application-Specific Integrated Circuits (ASICs) for European and Latin American markets.

  b. Wafer and final product testing.

  c. Provisioning of digital identities and quantum-resistant cryptographic keys, ensuring compliance with standards like the EU Cyber Resilience Act and ETSI EN 303 645.

The center will produce quantum-resistant microcontrollers and ASICs, integrating NIST-standard post-quantum algorithms (e.g., Kyber, Dilithium, Falcon), and support secure, MATTER-compliant solutions for industries such as automotive, aerospace, and defense. Collaborations with the University of Murcia and regional research centers will enhance innovation, while partnerships with SEALSQ and WISeKey provide global expertise in cybersecurity, digital identity, and post-quantum technology. OdinS and TProtege contribute IoT innovation and regional presence, strengthening applications in smart embedded systems and 5G/6G networks.



3. Strategic Impact and Global Context



Quantix Edge Security is projected to create a total of 40 jobs in its first two years of operations, 70 by the third, and up to 250 by the eighth year, attracting high-value talent and fostering economic diversification. As part of the Quantum Corridor, a transnational innovation network connecting Spain, France, Switzerland and the US, the Murcia center is Spain's first R&D and industrialization hub for quantum-ready semiconductors. This initiative supports Spain's digital transformation and technological sovereignty, enhancing its competitiveness in the global digital economy. Beyond Murcia, SEALSQ is negotiating similar projects with public and private investors in India, Saudi Arabia and the United States (Arizona), expanding its global footprint in post-quantum semiconductor development. By combining cutting-edge technology, strategic partnerships, and a focus on market needs, Quantix Edge Security positions Murcia as a key player in the global semiconductor industry, driving innovation and economic growth while reinforcing Europe's resilience against supply chain and cybersecurity challenges.



2.4.5



Investment in WISeSat.Space

SEALSQ plans to advance its quantum-resistant connectivity strategy through a $10 million investment in WISeSat.Space AG to accelerate the deployment of a secure, quantum-ready satellite constellation. In January 2025, the WISeSat 2.0 satellite, launched via SpaceX, became fully operational, integrating SEALSQ's Quantum RootKey technology to secure IoT transactions and data communications against cyberattacks, including quantum threats. This satellite supports global firmware updates and quantum-safe key distribution, enabling secure connectivity for IoT devices in smart cities, automotive and industrial applications.

A subsequent launch in June 2025, also via SpaceX, demonstrated secure IoT transactions from orbit, reinforcing SEALSQ's role in satellite-based cybersecurity. WISeSat.Space plans to expand the constellation to 100 quantum-resistant satellites by 2027, aligning with the growing satellite IoT market, projected to reach $4.2 billion by 2030 with a 20.4% CAGR.[1] SEALSQ's expected investment positions it to meet the rising demand for secure, scalable satellite communications in a quantum-threatened world.

---

*   [1] Allied Market Research, "IoT Identity and Access Management (IAM) Market," 2024





2.4.6

Quantum Lab Initiative and ColibriTD Investment

In H1 2025, SEALSQ advanced its Quantum Lab, launched in December 2024 as a dedicated research and development hub to pioneer post-quantum cryptography (PQC) and quantum-enhanced technologies for secure semiconductors and IoT solutions. The Quantum Lab focuses on integrating NIST-standardized PQC algorithms, such as CRYSTALS-Kyber and CRYSTALS-Dilithium, into secure microcontrollers, Public Key Infrastructure (PKI) systems, and Trusted Platform Modules (TPMs), while exploring quantum computing applications like random number generation and cryptographic attack simulation.

To accelerate these efforts, SEALSQ approved a budget of $30 million in H1 to invest in Technology and Quantum companies. The first initiative under this budget was a participation into ColibriTD, a Quantum-as-a-Service (QaaS) provider, announced in February 2025, aiming at leveraging ColibriTD's cloud-based quantum computing platform to enhance SEALSQ's Quantum Roadmap. Several additional investments in quantum startups and research initiatives are in the pipeline, targeting advancements in quantum-resistant chip design and cryptographic agility for IoT, automotive, and defense applications.

A key collaboration with ColibriTD and Xdigit, announced in June 2025, established a six-month R&D roadmap to develop a quantum-based solution to improve semiconductor wafer yields at sub-7nm nodes. This project addresses IR Drop challenges, which cause power integrity issues, aiming to increase yields from 50% to 80% by using quantum algorithms to optimize chip design and manufacturing processes. The initiative also enhances resistance to side-channel attacks, strengthening the security of SEALSQ's quantum-resistant microcontrollers, such as the QS7001 and MS6003. By combining ColibriTD's QaaS capabilities for quantum simulation and Xdigit's expertise in IR Drop modeling, the project seeks to reduce per-chip costs by up to 50% while advancing SEALSQ's leadership in secure, high-performance semiconductor solutions.

Other investments under this $30 million budget include the IC'ALPS acquisition, the WISeSat.Space investment and the Quantix Edge Security Joint Venture .

The Quantum Lab's efforts, supported by SEALSQ's investment policy and strategic partnerships, position SEALSQ to drive innovation in quantum-safe technologies, addressing the urgent need for robust cybersecurity in a quantum-threatened world.



3.
CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

of SEALSQ Corp
(unaudited)

As at June 30, 2025

1. Condensed Consolidated Statements of Comprehensive Income / (Loss)

USD'000, except earnings per share	Unaudited 6 months ended June 30,		Note ref.
	2025	**2024**	
Net sales	4,825	4,828	26
Cost of sales	(2,956)	(3,667)	
Depreciation of production assets	(243)	(228)	
Gross profit	**1,626**	**933**	
Other operating income	1,662	-	27
Research & development expenses	(4,724)	(2,393)	
Selling & marketing expenses	(6,025)	(2,653)	
General & administrative expenses	(13,776)	(4,777)	
Total operating expenses	**(22,863)**	**(9,823)**	
Operating loss	**(21,237)**	**(8,890)**	
Non-operating income	2,814	465	29
Loss on debt extinguishment	-	(100)	
Interest and amortization of debt discount	(88)	(557)	20
Non-operating expenses	(1,487)	(372)	30
Loss before income tax expense	**(19,998)**	**(9,454)**	
Income tax expense	(2)	(1,304)	
Net loss	**(20,000)**	**(10,758)**	
Earnings / (loss) per Ordinary Share (USD)			
Basic	(0.17)	(0.37)	32
Diluted	(0.17)	(0.37)	32
Earnings / (loss) per F Share (USD)			
Basic	(0.86)	(1.87)	32
Diluted	(0.86)	(1.87)	32
Other comprehensive loss, net of tax:			
Foreign currency translation adjustments	10	(8)	
Unrealized gains / (losses) on debt securities:			
Unrealized holding gains arising during period	23	-	
Defined benefit pension plans:			23
Net gain / (loss) arising during period	75	-	
Other comprehensive loss	**108**	**(8)**	
Comprehensive loss	**(19,892)**	**(10,766)**	

The accompanying notes are an integral part of these consolidated financial statements.

2. Condensed Consolidated Balance Sheets

USD'000, except par value	As at June 30, 2025 (unaudited)	As at December 31, 2024	Note ref.
ASSETS			
Current assets			
Cash and cash equivalents	120,939	84,624	7
Accounts receivable, net of allowance for doubtful accounts	6,663	3,825	8
Inventories	2,204	1,418	9
Prepaid expenses	403	355	
Government assistance	2,149	2,247	10
Other current assets	501	593	11
Total current assets	**132,859**	**93,062**	
Noncurrent assets			
Deferred tax credits	748	190	12
Property, plant and equipment, net of accumulated depreciation	3,504	3,201	13
Intangible assets, net of accumulated amortization	300	-	14
Operating lease right-of-use assets	902	1,031	15
Investments in unconsolidated affiliates	3,487	-	16
Available-for-sale debt securities, noncurrent	127	-	17
Other noncurrent assets	93	82	18
Total noncurrent assets	**9,161**	**4,504**	
TOTAL ASSETS	**142,020**	**97,566**	
LIABILITIES			
Current Liabilities			
Accounts payable	13,951	10,073	19
Notes payable	1,907	4,828	20
Deferred revenue, current	15	5	26
Current portion of obligations under operating lease liabilities	375	327	15
Income tax payable	-	1	
Other current liabilities	1,748	283	21
Total current liabilities	**17,996**	**15,517**	
Noncurrent liabilities			
Indebtedness to related parties, noncurrent	3,531	3,105	22
Operating lease liabilities, noncurrent	558	616	15
Employee benefit plan obligation	1,806	464	23
Total noncurrent liabilities	**5.895**	**4,185**	
TOTAL LIABILITIES	**23,891**	**19,702**	

USD'000, except par value	As at June 30, 2025 (unaudited)	As at December 31, 2024	Note ref.
Commitments and contingent liabilities			*24*
SHAREHOLDERS' EQUITY			
Common stock - Ordinary shares	1,237	1,000	*25*
Par value - USD 0.01			
Authorized - 200,000,000 and 200,000,000			
Issued and outstanding - 123,731,729 and 100,039,519			
Common stock - F shares	75	75	*25*
Par value - USD 0.05			
Authorized - 10,000,000 and 10,000,000			
Issued and outstanding - 1,499,800 and 1,499,700			
Share subscription in progress	1	-	
Additional paid-in capital	177,863	117,944	
Accumulated other comprehensive income / (loss)	866	758	
Accumulated deficit	(61,913)	(41,913)	
Total shareholders' equity	**118,129**	**77,864**	
TOTAL LIABILITIES AND EQUITY	**142,020**	**97,566**	

The accompanying notes are an integral part of these consolidated financial statements.

3. Condensed Consolidated Statements of Changes in Shareholders' Equity

Unaudited 6 months ended June 30,

USD'000 (except for share numbers)	Number of common shares		Common share capital		Total share capital	Share subscription in progress	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total equity (deficit)
	Ordinary Shares	F Shares	Ordinary Shares	F Shares						
As at December 31, 2023	**15,446,807**	**1,499,700**	**154**	**75**	**229**	**-**	**24,730**	**(20,712)**	**784**	**5,031**
Stock-based compensation	-	-	-	-	-	-	42	-	-	**42**
L1 SPA	3,317,719	-	33	-	33	-	5,057	-	-	**5,090**
Anson SPA	3,970,104	-	40	-	40	-	5,787	-	-	**5,827**
Comprehensive income / (loss)	-	-	-	-	-	-	-	(10,758)	(8)	**(10,766)**
As at June 30, 2024	**22,734,630**	**1,499,700**	**227**	**75**	**302**	**-**	**35,616**	**(31,470)**	**776**	**5,224**
As at December 31, 2024	**100,039,519**	**1,499,700**	**1,000**	**75**	**1,075**	**-**	**117,944**	**(41,913)**	**758** (a)	**77,864**
Options exercised	1,231,981	100	12	-	12	1	(3,024)			**(3,011)**
Stock-based compensation	-	-	-	-	-	-	8,296	-	-	**8,296**
Anson SPA	5,750,000	-	58	-	58	-	10,537	-	-	**10,595**
L1 SPA	4,250,000	-	43	-	43	-	7,788	-	-	**7,831**
Anson Warrants	2,234,691	-	22	-	22	-	3,665	-	-	**3,687**
L1 Warrants	2,234,691	-	22	-	22	-	3,665	-	-	**3,687**
ATM	7,509,737	-	75	-	75	-	27,048	-	-	**27,123**
Investment in WeCan Group	481,110	-	5	-	5	-	1,944	-	-	**1,949**
Comprehensive income / (loss)	-	-	-	-	-	-	-	(20,000)	108	**(19,892)**
As at June 30, 2025	**123,731,729**	**1,499,800**	**1,237**	**75**	**1,312**	**1**	**177,863**	**(61,913)**	**866**	**118,129**

(a) Adjusted for rounding

The accompanying notes are an integral part of these consolidated financial statements

4. Condensed Consolidated Statements of Cash Flows

	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Cash Flows from operating activities:		
Net income / (loss)	(20,000)	(10,758)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:		
Depreciation of property, plant & equipment	315	301
Depreciation of lease building & assets, net of cash paid	21	-
Interest and amortization of debt discount	88	557
Loss on debt extinguishment	-	100
Stock-based compensation	9,935	-
Inventory valuation allowance	(14)	243
Bad debt expense	-	19
Income tax expense, net of cash paid	-	1,304
Other non cash expenses /(income)		
Expenses settled in equity	-	131
Unrealized and non cash foreign currency transactions	(335)	(42)
Changes in operating assets and liabilities, net of effects of businesses acquired / divested		
Decrease (increase) in accounts receivables, net of balance owed to related parties and shareholders and their affiliates	1,068	3,488
Decrease (increase) in inventories	(772)	2,108
Decrease (increase) in government assistance	98	(107)
Decrease (increase) in other current assets and prepaids, net	44	275
Decrease (increase) in other noncurrent assets, net	(570)	(2)
Increase (decrease) in accounts payable	1,950	(58)
Increase (decrease) in deferred revenue, current	10	2
Increase (decrease) in income tax payable	(1)	(2)
Increase (decrease) in other current liabilities, excluding stock-based compensation liability	(174)	(105)
Increase (decrease) in defined benefit pension liability	1,343	10
Increase (decrease) in interest on debt owed to related parties	(379)	(35)
Increase (decrease) in net balance owed to shareholders and their affiliates, excluding debt and interest on debt	(4,506)	(2,218)
Net cash provided by / (used in) operating activities	**(11,879)**	**(4,789)**
Cash Flows from investing activities:		
Acquisition of property, plant and equipment	(161)	(89)
Acquisition of intangible assets	(300)	-
Acquisition of available-for-sale debt securities	(104)	-
Acquisition of unconsolidated affiliate	(1,538)	-
Net cash provided by / (used in) investing activities	**(2,103)**	**(89)**
Cash Flows from financing activities:		
Proceeds from options and warrants exercises	7,398	-
Proceeds from issuance of Common Stock	48,263	-
Common Stock issuance costs	(2,715)	-
Repayment of indebtedness to related parties	(2,750)	(1,407)
Payments of debt issue costs	-	(1,217)
Proceeds from convertible loan issuance	-	19,350
Net cash provided by / (used in) financing activities	**50,196**	**16,726**

| | Unaudited 6 months ended June 30, | |
USD'000	2025	2024
Effect of exchange rate changes on cash and cash equivalents	101	115
Cash and cash equivalents		
Net increase (decrease) during the period	36,315	11,963
Balance, beginning of period	84,624	6,895
Cash and cash equivalents balance, end of period	**120,939**	**18,858**
Supplemental cash flow information for financing and investing activities		
Cash paid for income tax	-	-
Noncash conversion of convertible loans into common stock	-	10,725
ROU assets obtained from operating lease	70	62
Shares withheld to satisfy tax obligations	3,035	-
Issuance of shares in relation to investments in unconsolidated affiliates	1,948	-

The accompanying notes are an integral part of these consolidated financial statements.

5. Notes to the Condensed Consolidated Financial Statements

Note 1.   The SEALSQ Group

SEALSQ Corp, together with its consolidated subsidiaries ("**SEALSQ**" or the "**Group**" or the "**SEALSQ Group**"), has its headquarters in Tortola, British Virgin Islands (BVI). SEALSQ Corp, the parent of the SEALSQ Group, was incorporated in April 2022 and is listed on the NASDAQ Capital Market exchange with the valor symbol "LAES" since May 23, 2023.
On January 1, 2023, SEALSQ Corp acquired SEALSQ France SAS (formerly WISeKey Semiconductors SAS), a private joint stock company (French Simplified Joint Stock Company), and its subsidiaries. Prior to that acquisition, SEALSQ did not have any operations.

SEALSQ is a semiconductor company specializing in the design of secure microcontrollers and advanced cybersecurity solutions that integrate Post-Quantum Cryptography (PQC) for the Internet of Things (IoT) ecosystem. As an OEM supplier, we cater to a diverse range of clients, including IoT device manufacturers, branded appliances, and high-value objects, ensuring digital trust and security in an increasingly interconnected world. SEALSQ uniquely combines semiconductor and cybersecurity technologies, embedding countermeasures capable of resisting state-of-the-art tampering attacks, including those anticipated from future Quantum Computing threats. SEALSQ has been granted the highest security resistance level (CC EAL5+), positioning us as a leader in the industry. SEALSQ operates as a Public Key Infrastructure (PKI) Root Certification Authority, certified by global organizations such as WEBTRUST, GSMA, CSA-MATTER, and WI-SUN, covering essential sectors like SSL/TLS, telecommunications, utilities, and home automation. By integrating cybersecurity, semiconductors, and post-quantum IoT, SEALSQ is pioneering the future of digital trust, ensuring that connected devices have a secure, verifiable identity and can communicate safely in an increasingly digital landscape.

The Group anticipates being able to generate profits in the future thanks to the increased focus on the security and authentication of IT components and networks on the market, and its search for new revenue streams which may include investments in, and acquisitions of, companies in the industry.

Note 2.   Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern.
The Group incurred a net operating loss of USD 21.2 million in the six months ended June 30, 2025, and had positive working capital of USD 114.9 million as at June 30, 2025, calculated as the difference between current assets and current liabilities. Based on the Group's cash projections up to September 30, 2026, SEALSQ has sufficient liquidity to fund operations.
We note that, historically, the Group has been dependent on financing to augment the operating cash flow to cover its cash requirements.

Based on the foregoing, Management believes it is correct to present these figures on a going concern basis.

Note 3.   Basis of presentation

The condensed consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("**US GAAP**") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("**USD**") unless otherwise stated.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Group's annual financial statements for the year ended December 31, 2024, as filed in the 20-F on March 20, 2025.

The Group's interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Group as of December 31, 2024, contained in the Group's Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

It is management's opinion that all adjustments necessary for a fair statement of the results for the interim periods have been made. These unaudited condensed consolidated financial statements include a description of the nature and amount of material adjustments other than normal recurring adjustments.

Note 4.   Summary of significant accounting policies

Stock-Based Compensation
Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model's input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of SEALSQ Shares.

Where SEALSQ permits the withholding of shares as a means of meeting the grantee's tax obligation in relation to their option exercise, the awards are accounted for as liabilities under ASC 718 for jurisdictions that do not have any withholding requirement. These awards are measured at fair value on the grant date and remeasured at each reporting period until settlement. Upon exercise, the fair value of the shares withheld is recorded in equity in line with ASC 718-10-25-18.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 10 years.

The Group's cryptocurrency holding is classified as intangible assets with indefinite useful lives in accordance with ASC 350-30. Cryptocurrencies created or issued by the Group's related parties are explicitly outside the ASU 2023-08 scope. They are accounted for under the cost-less-impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Investments in Unconsolidated Affiliates

Under ASC 323, equity method accounting is used when significant influence exists, typically indicated by ownership between 20% and 50%. SEALSQ's share of the income or loss of these companies is reported in the consolidated income statement under 'Equity in income / (loss) of unconsolidated affiliates.' The investment in these companies is reported in the consolidated balance sheet under 'Investments in unconsolidated affiliates.

The Group evaluates the need for the equity method where influence exists despite lower ownership levels.

Available-For-Sale Debt Securities

Available-for-sale debt securities are reported at fair value. Unrealized gains and losses, net of tax, are included in accumulated other comprehensive income (AOCI) until realized or determined to be credit impaired. The Company evaluates available-for-sale debt securities for expected credit losses under ASC 326. A credit loss allowance is recorded when a security's fair value is less than its amortized cost and the Company does not expect to recover the full amortized cost.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2025, the Group adopted Accounting Standards Update (ASU) 2023-08 Intangibles – Goodwill and Other – Crypto Assets (subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes guidance for the recognition measurement, presentation and disclosure of certain crypto assets.

ASU 2023-08 requires in-scope crypto assets to be measured at fair value, with changes in fair value recognized in net income. It also requires separate presentation of crypto assets on the balance sheet and enhanced disclosures regarding nature, fair value measurement, and risks associated with crypto holdings. There was no impact on the Group's results upon adoption of the standard.

As of January 1, 2025, the Group also adopted Accounting Standards Update (ASU) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure and modifies or eliminates certain existing requirements.

ASU 2023-09 requires entities to disclose the amount of income taxes paid (net of refunds) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements. There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors. Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.

Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.

Summary: The update introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.

Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5.   Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the six months to June 30, 2025 and 2024, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as at June 30, 2025 and December 31, 2024. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration (% of total net sales)	Unaudited 6 months ended June 30,	
	2025	2024
International computer and hardware manufacturer	9%	22%
International electronic security systems manufacturer	-	-
International electronic components manufacturer	-	12%

Receivables concentration (% of total accounts receivable and maximum amount of loss due to credit risk)	As at June 30, 2025 (unaudited)		As at December 31, 2024	
	%	USD'000	%	USD'000
International computer and hardware manufacturer	2%	136	47%	1,804
International electronic security systems manufacturer	-	-	10%	400
International electronic components manufacturer	-	-	-	-

Note 6.   Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:
- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

USD'000	As at June 30, 2025		As at December 31, 2024		Fair value level	Note ref.
	Carrying amount	Fair value	Carrying amount	Fair value		
Recurring fair value measurements						
Available-for-sale debt securities, noncurrent	127	127	-	-	3	17
Nonrecurring fair value measurements						
Accounts receivable	6,663	6,663	3,825	3,825	3	8
Accounts payable	13,951	13,951	10,073	10,073	3	19
Notes payable	1,907	1,907	4,828	4,828	3	20
Indebtedness to related parties, noncurrent	3,531	3,531	3,105	3,105	3	22

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:
- Accounts receivable – carrying amount approximated fair value due to their short-term nature.
- Accounts payable – carrying amount approximated fair value due to their short-term nature.
- Notes payable – carrying amount approximated fair value due to their short-term nature.
- Indebtedness to related parties, noncurrent - carrying amount approximated fair value.

Note 7. Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8. Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Trade accounts receivable	2,483	3,645
Allowance for credit losses	(50)	(50)
Accounts receivable from shareholders	3,218	-
Accounts receivable from board members	101	-
Accounts receivable from other related parties	911	223
Other accounts receivable	-	7
Total accounts receivable, net of allowance for credit losses	**6,663**	**3,825**

As at June 30, 2025, accounts receivable from shareholders consisted of a receivable from WISeKey International Holding Ltd ("**WISeKey**") in relation to services provided by SEALSQ and pension liabilities due by WISeKey following a transfer of employees from WISeKey to SEALSQ. Accounts receivable from other related parties consisted of receivables from WISeKey SA, SEALCOIN AG and WISeSat.Space AG, all subsidiaries of WISeKey, in relation to services provided by SEALSQ, and pension liabilities due by WISeKey SA following a transfer of employees from WISeKey SA to SEALSQ. See Note 34 for details on related parties.

Note 9. Inventories

Inventories consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Raw materials	230	764
Work in progress	464	482
Finished goods	1,510	172
Total inventories	**2,204**	**1,418**

Note 10. Government assistance

SEALSQ France SAS is eligible for research tax credits provided by the French government. As at June 30, 2025 and December 31, 2024, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 2,148,918 and USD 2,246,680. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The balance as at June 30, 2025 is the aggregate of USD 716,240 (at closing rate) tax credit earned in relation to the year 2025 and USD 1,432,678 (at closing rate) in relation to the year 2024. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

Note 11. Other current assets

Other current assets consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Value-Added Tax receivable	203	501
Advanced payment to suppliers	292	61
Deposits, current	6	5
Other current assets	-	26
Total other current assets	**501**	**593**

Note 12. Deferred tax credits

Most of our deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note 13. Property, plant and equipment

Property, plant and equipment, net consisted of the following.

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Machinery & equipment	14,286	13,769
Office equipment and furniture	2,321	2,321
Computer equipment and licenses	918	817
Total property, plant and equipment, gross	17,525	16,907
Accumulated depreciation for:		
Machinery & equipment	(10,988)	(10,733)
Office equipment and furniture	(2,320)	(2,320)
Computer equipment and licenses	(713)	(653)
Total accumulated depreciation	(14,021)	(13,706)
Total property, plant and equipment, net	**3,504**	**3,201**
Depreciation charge for the 6 months ended June 30,	315	301

In the six months ended June 30, 2025, SEALSQ Corp did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the six months ended June 30, 2025.

The useful economic life of property plant and equipment is as follows:
- Production tools   8 to 10 years
- Office equipment and furniture   2 to 5 years
- Production masks   5 years
- Probe cards   5 years
- Licenses   3 years
- Software   1 year

Note 14. Intangible assets

Intangible assets consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Intangible assets under the cost-less-impairment model:		
Cryptocurrencies	300	**-**
Intangible assets subject to amortization:		
Patents	2,281	2,281
License agreements	1,699	1,699
Other intangibles	923	923
Total intangible assets, gross	5,203	4,903
Accumulated amortization for:		
Patents	(2,281)	(2,281)
License agreements	(1,699)	(1,699)
Other intangibles	(923)	(923)
Total accumulated amortization	(4,903)	(4,903)
Total intangible assets subject to amortization, net	-	-
Total intangible assets, net	**300**	**-**
Amortization charge for the 6 months ended June 30,	-	-

Intangible assets under the cost-less-impairment model consist of a balance of 128,205,128 WeCan tokens acquired from our unconsolidated affiliate, the WeCan Group, for USD 300,000. Cryptocurrencies created or issued by related parties are accounted for under the cost-less-impairment model and subject to periodic impairment testing. In the six months ended June 30, 2025, SEALSQ Corp did not identify any events or changes in circumstances indicating that the carrying amount of our cryptocurrency assets may not be recoverable. As a result, the Group did not record any impairment charge on cryptocurrencies measured at cost in the six months ended June 30, 2025 and the balance remains USD 300,000.

The useful economic life of intangible assets is as follows:
- Patents   5 to 10 years
- License agreements   1 to 3 years
- Other intangibles   5 years

Note 15. Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at June 30, 2025, the SEALSQ Group holds four operating leases. The operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.
During the six months ended June 30, 2025 and 2024, we recognized rent expenses associated with our leases as follows:

USD'000	Unaudited 6 months ended June 30, 2025	2024
Operating lease cost:		
Fixed rent expense	178	171
Short-term lease cost	-	-
Net lease cost	**178**	**171**
Lease cost - Cost of sales	-	-
Lease cost - General & administrative expenses	178	171
Net lease cost	**178**	**171**

In the six months ended June 30, 2025, and in the year ended December 31, 2024, we had the following cash and non-cash activities associated with our leases:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	178	351
Non-cash investing and financing activities:		
Net lease cost	178	356
Additions to ROU assets obtained from:		
New operating lease liabilities	70	62

The following table provides the details of right-of-use assets and lease liabilities as at June 30, 2025, and as at December 31, 2024:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Right-of-use assets:		
Operating leases	902	1,031
Total right-of-use assets	**902**	**1,031**
Lease liabilities:		
Operating leases	933	943
Total lease liabilities	**933**	**943**

As at June 30, 2025, future minimum annual lease payments were as follows.

Year (USD'000)	Operating	Short-term	Finance	Total
2025	188	-	-	**188**
2026	345	-	-	**345**
2027	327	-	-	**327**
2028	180	-	-	**180**
Total future minimum operating and short-term lease payments	**1,040**	**-**	**-**	**1,040**
Less effects of discounting	(107)	-	-	(107)
Lease liabilities recognized	**933**	**-**	**-**	**933**

As of June 30, 2025, the weighted-average remaining lease term was 2.98 years for operating leases.

For our operating leases, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of June 30, 2025, was 3.03%.

Note 16. Investments in unconsolidated affiliates

On June 27, 2025, SEALSQ acquired a 31.87% non-controlling interest (28.33% on a diluted basis) in the WeCan Group AG ("WeCan"), a Swiss private fintech and blockchain-based technology company incorporated in 2015 specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. WeCan's mission is to enable both financial and non-financial institutions to securely manage and exchange sensitive data. In 2023, WeCan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase.
SEALSQ does not control WeCan but assessed that it had significant influence which requires equity method accounting.
As at June 30, 2025, three days after acquiring the non-controlling interest, the Group assessed that the share of earnings of WeCan attributable to SEALSQ was immaterial, which means that the investment reported in the consolidated balance sheet under 'Investments in unconsolidated affiliates' is recorded at cost in line with ASC 323-10-30-2. The cost basis was made up of a cash consideration of USD 1,424,704, the transfer of 481,110 Ordinary Shares of SEALSQ fair valued at USD 1,948,495, and transaction costs of USD 113,358, hence a total cost basis of USD 3,486,557.
As of June 30, 2025, the initial accounting for this investment is incomplete because the US GAAP financial statements of WeCan as of June 30, 2025 are not yet available. Therefore, the amount recognized in the financial statements for this investment has been determined only provisionally.

Note 17. Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities.

Type of security	Amortized cost USD'000	Unrealized gains USD'000	Unrealized losses USD'000	Fair value USD'000	Maturity
Convertible corporate bonds	120	-	-	127	1 to 5 years
Total	**120**	**-**	**-**	**127**	

As at June 30,2025, we held one convertible bonds agreement with ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 18. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 19. Accounts payable

The accounts payable balance consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Trade creditors	3,306	3,443
Accounts payable to shareholders	540	1,716
Accounts payable to board members	3,589	1,387
Accounts payable to other related parties	741	673
Accounts payable to underwriters, promoters, and employees	1,478	901
Other accounts payable	4,297	1,953
Total accounts payable	**13,951**	**10,073**

As at June 30, 2025, accounts payable to Board Members are made up of:
- a balance of USD 3,282,506 payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 34 for detail),
- a balance of USD 259,264 payable to John O'Hara in relation to accrued bonus and social charges thereon (see Note 34 for detail), and
- a balance of USD 46,906 payable to other Board Members in relation to their board fee (see Note 34 for detail).

Accounts payable to other related parties are made up of:
- a balance of USD 353,534 payable to WISeCoin AG in relation to accumulated interest on a loan repaid in 2025 (see Notes 22 and 34 for detail), and
- a balance of USD 387,552 payable to WISeKey SA in relation to recharge of employee costs (see Note 34 for detail).

Accounts payable to shareholders consist of short-term payables due to WISeKey International Holding Ltd in relation to interest the recharge of management services (see Notes 22 and 34).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees as well as accruals in relation to non-trade creditors such as various professional fees.

Note 20. Notes payable

Notes payable consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Short-term loan	1,907	1,819
Short-term loan from shareholders	-	-
Short-term loan from other related parties	-	3,009
Total notes payable	**1,907**	**4,828**

As at June 30, 2025, the current notes payable balance was made up of a USD 1,906,614 short-term production capacity investment loan with a third-party client (see detail below).

Production Capacity Investment Loan Agreement

In November 2022, SEALSQ entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity. Under the terms of the Agreement, the client has lent to SEALSQ a total of USD 2 million. The loan will be reimbursed by way of a volume rebate against future sales volumes of certain products from the SEALSQ Group to the client during the period from July 1, 2023, through to December 31, 2025. The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 shall fall due for repayment on that date. The loan does not bear any interest and there were no fees or costs attributed to the loan.
At inception in November 2022, a debt discount totaling USD 511,128 was booked to additional paid-in capital.
As at June 30, 2025, SEALSQ has not repaid any amount due to a change in the product mix of the client. The loan balance remains USD 2 million with an unamortized debt discount balance of USD 93,386, thus leaving a carrying value of USD 1,906,614.
The Group recorded a debt discount amortization expense of USD 87,670 in the six months to June 30, 2025, and USD 165,147 in the year 2024.

Note 21. Other current liabilities

Other current liabilities consisted of the following:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Other tax payable	81	200
Customer contract liability, current	28	83
Stock-based compensation liability, current	1,639	-
Total other current liabilities	**1,748**	**283**

Note 22. Indebtedness to related parties

On April 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG (the "**WISeCoin loan**"), an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.
On October 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the "**Debt Remission**") with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2024, an amount of EUR 3 million (USD 3,105,300) remained outstanding under the Debt Remission.

All entities in the SEALSQ Group are subject to management fees from WISeKey and WISeKey's affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as noncurrent.

As at December 31, 2024, the Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 corresponding to the remaining loan under the Debt Remission and a short-term loan of USD 3,008,775 made up of the WISeCoin loan and the interest thereof. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.
As at December 31, 2024, the Group also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey's affiliates in relation to interest on outstanding loans and the recharge of management services.

In 2025, the Group repaid the WISeCoin loan principal in an amount of USD 2,750,000, the related interests payable remain outstanding in an amount of USD 305,700.
As at June 30, 2025, the Group owed WISeKey a noncurrent debt in an amount of USD 3,531,300 corresponding to the remaining loan under the Debt Remission and a short-term loan of USD 3,008,775 made up of the WISeCoin loan and the interest thereof.
As at June 30, 2025, the Group also held an accounts payable balance of USD 1,281,309 with WISeKey and WISeKey's affiliates in relation to interest on the WISeCoin loan and the recharge of management services.

Note 23. Employee benefit plans

Defined benefit post-retirement plan

The Group maintains two pension plans: one maintained by SEALSQ Corp covering its employees in Switzerland and one maintained by SEALSQ France SAS covering its employees in France.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by SEALSQ France SAS, and its obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as at June 30, 2025 is based on annual personnel costs and assumptions as of December 31, 2024.

The expected future cash flows to be paid by the Group for employer contribution for the year ended December 31, 2025, are USD 191,000.

| Movement in Funded Status | 6 months ended June 30, | |
USD'000	2025	2024
Net Service cost	90	18
Interest cost / (credit)	41	6
Expected return on Assets	(85)	-
Amortization on Net (gain/loss)	36	-
Amortization on Prior service cost / (credit)	39	-
Total Net Periodic Benefit Cost / (credit)	**121**	**24**
Employer contributions paid in the period	(96)	(19)
Total Cashflow	**(96)**	**(19)**

Note 24. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 15.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party's intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our condensed consolidated financial statements.

Note 25. Stockholders' equity

Stockholders' equity consisted of the following:

	As at June 30, 2025		As at December 31, 2024	
Share Capital	*Ordinary Shares*	*F Shares*	*Ordinary Shares*	*F Shares*
Par value per share	USD 0.01	USD 0.05	USD 0.01	USD 0.05
Share capital (in USD)	1,237,317	74,990	1,000,395	74,985
Total number of authorized shares	200,000,000	10,000,000	200,000,000	10,000,000
Total number of fully paid-in issued shares	123,731,729	1,499,800	100,039,519	1,499,700
Total number of fully paid-in outstanding shares	123,731,729	1,499,800	100,039,519	1,499,700
Total share capital (in USD)	**1,312,307**		**1,075,380**	

Share Purchase Agreements with L1 Capital Global Opportunities Master Fund

On May 5, 2025, the Group entered into a Securities Purchase Agreement with L1 Capital Global Opportunities Master Fund ("**L1**", the "**L1 SPA**") to purchase 4,250,000 Ordinary Shares of SEALSQ for a subscription price of USD 8.5 million. The L1 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 669,367, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Share Purchase Agreements with Anson Investments Master Fund and Anson East Master Fund LP

On May 5, 2025, the Group entered into a Securities Purchase Agreement with Anson Investments Master Fund LP and Anson East Master Fund LP (collectively "**Anson**", the "**Anson SPA**") to purchase 5,750,000 Ordinary Shares of SEALSQ for a subscription price of USD 11.5 million. The Anson SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 905,615, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Warrant exercise

During the six months ended June 30, 2025, the SEALSQ issued 2,234,691 Ordinary Shares to L1 and 2,234,691 Ordinary Shares to Anson upon the exercise of warrants with a strike price of USD 1.65, resulting in gross proceeds of USD 7,374,480.30. The warrants were issued in connection with a financing facility executed in 2023. The exercised warrants were equity-classified and settled in shares, and accordingly, the proceeds were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

At-the-Market Facility

On May 19, 2025, SEALSQ entered into an at-the-market ("**ATM**") equity offering program pursuant to which it may offer and sell Ordinary Shares having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.
In the six months ended June 30, 2025, the Group sold 7,509,737 Ordinary Shares under the ATM program at an average price of USD 3.76 per share, generating gross proceeds of USD 28,262,944. The Group paid commissions and offering expenses of USD 1,139,556, resulting in net proceeds of USD 27,123,388. As at June 30, 2025, approximately USD 71.7 million of the ATM facility remained available for future sales.

Note 26. Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.
For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following is a description of the principal activities from which the Group generates its revenue across all reportable segments.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Semiconductors secure chips	Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations. The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.
SaaS	The Group's SaaS arrangements cover the provision of cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer. Customers usually pay ahead of the service period; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.
Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.

Disaggregation of revenue

The following table shows the Group's revenues disaggregated by product or service type:

Disaggregation of revenue	Typical payment	At one point in time		Over time		Total	
		Unaudited 6 months ended June 30,					
USD'000		2025	2024	2025	2024	2025	2024
Semiconductors Segment							
Secure chips	Upon delivery	4,710	4,828	-	-	4,710	4,828
Certificates	Upon issuance	108	-	7	-	115	-
Total Semiconductors Segment		**4,818**	**4,828**	**7**	**-**	**4,825**	**4,828**
Total Corporate Segment		**-**	**-**	**-**	**-**	**-**	**-**
Total Revenue		**4,818**	**4,828**	**7**	**-**	**4,825**	**4,828**

For the years ended December 31, 2024 and 2023, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on our customers' billing addresses:

Net sales by region	Unaudited 6 months ended June 30,	
USD'000	2025	2024
Semiconductors Segment		
Europe, Middle East and Africa	852	880
North America	3,083	3,058
Asia Pacific	795	890
Latin America	95	-
Total Semiconductors Segment revenue	**4,825**	**4,828**
Total Corporate Segment revenue	**-**	**-**
Total net sales	**4,825**	**4,828**

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Trade accounts receivable		
Trade accounts receivable – Semiconductors Segment	2,483	3,645
Total trade accounts receivable	**2,483**	**3,645**
Customer contract liabilities - current	28	83
Total customer contract liabilities	**28**	**83**
Deferred revenue		
Deferred revenue – Semiconductors Segment	15	5
Total deferred revenue	**15**	**5**
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the year	5	-

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of June 30, 2025, approximately USD 42,514 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations in 2025 and 2026.

Note 27. Other operating income

Other operating income relates to:
-    services provided to WISeKey International Holding in an amount of USD 1,662,085 (see Note 34 for detail) and
-    the release of unused provisions in an aggregate amount of USD 169.

Note 28. Stock-based compensation

Employee stock option plans

The F Share Option Plan ("**FSOP**") and the Ordinary Share Option Plan ("**OSOP**") were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

In the six months ended June 30, 2025, the Group granted a total of 2,736,437 options exercisable in Ordinary Shares. Each option is exercisable into one Ordinary Share.
The options granted consisted of:

-    2,232,347 options with immediate vesting granted to employees and Board members, all of which had been exercised as of June 30, 2025.
-    498,090 options with immediate vesting granted to employees and Board members, which had not been exercised as of June 30, 2025.
-    6,000 options with immediate vesting granted to external advisors, which had not been exercised as of June 30, 2025.

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on F Shares in the six months ended June 30, 2025.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of an Ordinary Share of SEALSQ. Expected volatility is based on historical volatility of SEALSQ's Ordinary Shares.

In the six months ended June 30, 2025, a total charge of USD 9,935,408 for options granted to Board members, employees and external advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options. An amount of USD 2,201,555 was in relation to equity classified options whilst the remaining USD 7,733,853 related to liability classified stock options. As at June 30, 2025, the liability related to stock-based compensation amounted to USD 1,639,186, all classified as current.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	June 30, 2025	June 30, 2024
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	175.40%	65.31%
Average remaining expected life of stock options on F Shares (years)	-	5.69
Average remaining expected life of stock options on Ordinary Shares (years)	6.40	6.91

There were no unvested options as at June 30, 2025.

The following table illustrates the development of the Group's non-vested options for the six months ended June 30, 2025 and for the year 2024.

	Options on Ordinary shares	
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	**-**	**-**
Granted	245,165	0.61
Vested	245,165	0.61
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2024	**-**	**-**
Granted	2,736,437	2.76
Vested	2,736,437	2.76
Non-vested forfeited or cancelled	-	-
Non-vested options as at June 30, 2025	**-**	**-**

	Options on F shares	
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	**-**	**-**
Granted	23	2.35
Vested	23	2.35
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2024	**-**	**-**
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as at June 30, 2025	**-**	**-**

The following tables summarize the Group's stock option activity for the six months ended June 30, 2025 and the year ended December 31, 2024.

Options on Ordinary shares	SEAL Ordinary Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	**-**	**0.00**	**0.00**	**-**
Of which vested	-	0.00	**0.00**	-
Granted	245,165	0.01	**-**	**-**
Outstanding as at December 31, 2024	**245,165**	**0.01**	**6.65**	**1,505,313**
Of which vested	245,165	0.01	**6.65**	1,505,313
Granted	2,736,437	0.01	**-**	**-**
Exercised or converted	(2,258,623)	0.01	**-**	**8,051,787**
Forfeited or cancelled	(65,774)	0.01	**-**	**-**
Outstanding as at June 30, 2025	**657,205**	**0.01**	**6.62**	**2,487,960**
Of which vested	657,205	0.01	**6.62**	2,487,960

We note that 2,258,623 options on Ordinary Shares were exercised in the six months ended June 30, 2025 but SEALSQ withheld 1,026,642 Ordinary Shares as a means of meeting some grantees' tax obligation in relation to their option exercise, which resulted in the creation and delivery of 1,231,981 Ordinary Shares.

Summary of stock-based compensation expenses

Stock-based compensation expenses	Unaudited 6 months ended June 30,	
USD'000	**2025**	**2024**
In relation to the Ordinary Share Option Plan	9,935	42
In relation to the F Share Option Plan	-	-
Total	**9,935**	**42**

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	Unaudited 6 months ended June 30,	
USD'000	**2025**	**2024**
Research & development expenses	1,834	-
Selling & marketing expenses	3,134	-
General & administrative expenses	4,967	42
Total	**9,935**	**42**

Note 29. Non-operating income

Non-operating income consisted of the following:

	Unaudited 6 months ended June 30,	
USD'000	**2025**	**2024**
Foreign exchange gain	1,203	204
Interest income	1,611	254
Other	-	7
Total non-operating income	**2,814**	**465**

Note 30. Non-operating expenses

Non-operating expenses consisted of the following:

USD'000	Unaudited 6 months ended June 30, 2025	2024
Foreign exchange losses	1,279	3
Financial charges	198	2
Interest expense	10	361
Other	-	6
Total non-operating expenses	**1,487**	**372**

Note 31. Segment reporting

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and Corporate. The Semiconductors reportable segment is a strategic business unit that offers specific products and is managed separately because it requires dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The Corporate reportable segment requires separate disclosure based on the asset test; it is a strategic business unit that integrates corporate services and the Group's financing strategy, and is managed separately because it requires dedicated resources. The Corporate reportable segment did not exist prior to January 1, 2023, when SEALSQ Corp acquired SEALSQ France SAS.

The Group's chief operating decision maker, who is its Chief Executive Officer, evaluates performance for its reportable segments based on segment net sales and gross profit where applicable, and on operating income or loss for purposes of allocating resources (including employees, property, plant and equipment, and financial resources) and assessing budgets and performance. The chief operating decision maker considers budget-to-actual variances on a quarterly basis.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Unaudited 6 months ended June 30, USD'000	2025			2024		
	Semiconductors	Corporate	Total	Semiconductors	Corporate	Total
Revenues from external customers	4,825	-	4,825	4,828	-	4,828
Intersegment revenues	-	-	-	-	-	-
	4,825	-	4,825	4,828	-	4,828
Reconciliation of revenue						
Elimination of intersegment revenue			-			-
Total consolidated revenue			4,825			4,828
Less:[1]						
Cost of revenue	3,199	-	3,199	3,895	-	3,895
Segment gross profit	1,626	-	1,626	933	-	933
Less:[1]						
Total operating expenses	7,328	15,547	22,875	5,656	4,180	9,836
Other segment items	691	(1,929)	(1,238)	(15)	583	568
Segment profit /(loss) before income taxes	(6,393)	(13,618)	(20,011)	(4,708)	(4,763)	(9,471)
Reconciliation of profit or loss (segment profit/(loss))						
Other profit or loss[2]			13			17
Elimination of intersegment profits			-			-
Income / (loss) before income taxes			(19,998)			(9,454)
Other segment disclosures						
Interest revenue	7	1,604	1,611	74	180	254
Interest expense	7	3	10	51	316	367
Depreciation and amortization	313	2	315	301	-	301
Profit / (loss) from intersegment sales	-	-	-	-	-	-
Income tax recovery / (expense)	-	(1)	(1)	(1,304)	-	(1,304)
Segment assets	13,233	162,364	175,597	15,876	39,948	55,824

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2) Profit or loss from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

Asset reconciliation	Unaudited 6 months ended June 30,	
USD'000	**2025**	**2024**
Total assets from reportable segments	175,597	55,824
Other assets[1]	185	179
Elimination of intersegment receivables	(14,430)	(4,437)
Elimination of intersegment investment and goodwill	(19,332)	(19,332)
Consolidated total assets	**142,020**	**32,234**

(1) Assets from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	Unaudited 6 months ended June 30,	
USD'000	**2025**	**2024**
North America	3,083	3,058
Europe, Middle East & Africa	852	880
Asia Pacific	795	890
Latin America	95	-
Total net sales	**4,825**	**4,828**

Property, plant and equipment, net of depreciation, by region	As at June 30,	As at December 31,
USD'000	**2025 (unaudited)**	**2024**
Europe, Middle East & Africa	3,504	3,201
Total Property, plant and equipment, net of depreciation	**3,504**	**3,201**

Note 32. Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	Unaudited 6 months ended June 30,	
Earnings / (loss) per share	**2025**	**2024**
Net loss (USD'000)	(20,000)	(10,758)
Effect of potentially dilutive instruments on net earnings (USD'000)	n/a	n/a
Net loss after effect of potentially dilutive instruments (USD'000)	(20,000)	(10,758)
Ordinary Shares used in net earnings / (loss) per share computation:		
Weighted average shares outstanding - basic	108,980,395	21,199,165
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding - diluted	108,980,395	21,199,165
Net earnings / (loss) per Ordinary Share		
Basic weighted average loss per share (USD)	(0.17)	(0.37)
Diluted weighted average loss per share (USD)	(0.17)	(0.37)
F Shares used in net earnings / (loss) per share computation:		
Weighted average shares outstanding - basic	1,499,800	1,499,700
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding - diluted	1,499,800	1,499,700
Net earnings / (loss) per F Share		
Basic weighted average loss per share (USD)	(0.86)	(1.87)
Diluted weighted average loss per share (USD)	(0.86)	(1.87)

Note 33. Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note 34. Related parties disclosure

Subsidiaries

As at June 30, 2025, the condensed consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at June 30, 2025	% ownership as at December 31, 2024	Nature of business
SEALSQ France SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
SEALSQ Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
SEALSQ France Taiwan Branch	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	Nil	100%	100%	Sales & distribution

Unconsolidated affiliates

As per the table below, as at June 30, 2025, the Group holds an equity investment in an unconsolidated affiliate over which it exercises significant influence, but which is not consolidated because the Group does not control the entity. As detailed in Note 16, this investment is accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as at June 30, 2025	% ownership as at December 31, 2024	Nature of relationship
The WeCan Group AG	31.87%	n/a	Equity method investment

Related party transactions and balances

	Related Parties (in USD'000)	Receivables as at June 30, 2025 (unaudited)	Receivables as at December 31, 2024	Payables as at June 30, 2025 (unaudited)	Payables as at December 31, 2024	Net expenses to in the six months ended June 30, 2025 (unaudited)	Net expenses to in the six months ended June 30, 2024 (unaudited)	Net income from in the six months ended June 30, 2025 (unaudited)	Net income from in the six months ended June 30, 2024 (unaudited)
1	Carlos Moreira	-	-	3,283	953	-	-	-	-
2	John O'Hara	-	-	259	381	-	-	-	-
3	Ruma Bose	-	-	21	13	125	28	-	-
4	Cristina Dolan	66	-	-	13	136	12	-	-
5	David Fergusson	35	-	-	-	108	9	-	-
6	Eric Pellaton	-	-	16	13	124	13	-	-
7	Peter Ward	-	-	-	-	1,472	-	-	-
8	Hossein Rahnama	-	-	9	-	12	-	-	-
9	Danil Kerimi	-	-	-	13	27	44	-	-
10	WISeKey International Holding AG	3,218	-	4,071	4,821	500	2,066	1,662	-
11	WISeKey SA	73	-	387	237	495	510	-	-
12	WISeKey Semiconductors GmbH	-	-	-	-	-	84	-	-
13	WISeCoin AG	-	-	354	3,445	10	37	-	-
14	SEALCOIN AG	338	223	-	-	-	-	80	-
15	WISeSat.Space AG	500	-	-	-	-	-	-	-
	Total	**4,230**	**223**	**8,400**	**9,889**	**3,009**	**2,803**	**1,742**	**-**

1. Carlos Moreira is a member of the Board and the CEO of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 3,282,506 was outstanding as at June 30, 2025, made up of accrued bonuses, social charges thereon, and an amount due for

Mr. Moreira's tax obligations in relation to an option exercise made in early June 2025 and for which the Group withheld a number of shares the market value of which amounted to the tax obligation of Mr. Moreira,.

2. John O'Hara is a member of the Board and the CFO of SEALSQ Corp. A short-term payable to John O'Hara in an amount of USD 259,264 was outstanding as at June 30, 2025, made up of accrued bonuses and social charges thereon.

3. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to her Board fee.

4. Cristina Dolan is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2025 relate to her Board fee. The receivable balance as at June 30, 2025 relates to an advance payment by SEALSQ of her tax obligations in relation to an option exercise made in early June 2025. This advance payment is expected to be repaid before year end.

5. David Fergusson is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2025 relate to his Board fee. The receivable balance as at June 30, 2025 relates to an advance payment by SEALSQ of his tax obligations in relation to an option exercise made in early June 2025. This advance payment is expected to be repaid before year end.

6. Eric Pellaton is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

7. Peter Ward is a member of the board of directors of SEALSQ Corp and was the CFO of the Group until January 2024. The expenses recorded in the income statement in the six months ended June 30, 2025 correspond to a bonus in relation to his CFO role in 2023 and 2024.

8. Hossein Rahnama is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

9. Danil Kerimi is a former member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2025 relate to his Board fee.

10. WISeKey International Holding AG has a controlling interest in the SEALSQ Group. WISeKey and its affiliates provide financing and management services, including, but not limited to, sales and marketing, accounting, taxation, business and strategy consulting, marketing, risk management and information technology. These services are centrally recharged by WISeKey International Holding AG. The expenses in relation to WISeKey International Holding AG recorded in the income statement in the six months to June 30, 2025, relate to such recharge of management services. The payable balance as at June 30, 2025 relates to such recharge of management services as well as the Debt Remission balance.

SEALSQ provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management and, information technology and general management. The income in relation to WISeKey International Holding AG recorded in the income statement in the six months to June 30, 2025 relates to the such recharge of management services. The receivable balance as at June 30, 2025 relates to this recharge of management services as well as holiday and pension liabilities due by WISeKey International Holding AG following a transfer of employees from WISeKey International Holding AG to SEALSQ in January 2025.

11. WISeKey SA is part of the group headed by WISeKey International Holding AG (the **"WISeKey Group"**) and employs supporting staff who work for the SEALSQ Group. The expenses in relation to WISeKey SA recorded in the income statement in the six months to June 30, 2025 relate to the recharge of employee costs. The payable balance as at June 30, 2025 relates to the recharge of employee costs and tax obligations payable by WISeKey SA for the exercise of options on SEALSQ shares granted by SEALSQ to WISeKey SA employees. The receivable balance as at June 30, 2025 relates to holiday and pension liabilities due by WISeKey SA following a transfer of employees from WISeKey SA to SEALSQ in January 2025.

12. WISeKey Semiconductors GmbH is part of the WISeKey Group and employed sales staff who worked for the SEALSQ Group.

13. WISeCoin AG is part of the WISeKey Group. The expenses in relation to WISeCoin AG recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to interest on the WISeCoin loan.

14. SEALCOIN AG is part of the WISeKey Group. The income in relation to SEALCoin AG recorded in the income statement in the six months ended, and the receivable balance as at, June 30, 2025, relate to services provided by SEALSQ.

15. WISeSat Space AG is part of the WISeKey Group. The receivable balance as at, June 30, 2025, relates to an advance payment for access to WISeSat's constellation for R&D purposes.

Note 35. Subsequent events

Acquisition of IC'ALPS SAS

On August 4, 2025, the Group announced that it had completed the acquisition of 100% of the share capital and voting rights of IC'ALPS SAS ("**IC'ALPS**"), an ASIC design and supply specialist based in Grenoble, France. This strategic acquisition is expected to reinforce SEALSQ's commitment to advancing its Application-Specific Integrated Circuit (ASIC) development to meet the growing demand in the sector and adds approximately 100 highly skilled staff based out of IC'ALPS' current centers in Grenoble and Toulouse, France.

The purchase price is made up of EUR 10 million paid in cash, 823,988 Ordinary Shares of SEALSQ with a market value of USD 2.5 million based on the closing price of an Ordinary Share of SEALSQ on August 4, 2025 of USD 2.99, and a contingent consideration of up to EUR 4 million based on the US GAAP revenue of IC'Alps for the financial year ending December 31, 2025.

The assets, liabilities and results of IC'ALPS will be consolidated in SEALSQ's financial statements from August 4, 2025. At the time these financial statements are released, the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, as well as for the goodwill cannot be ascertained because the US GAAP financial statements of IC'Alps as of August 4, 2025 are not yet available.

Securities Purchase Agreement

On July 14, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to purchase 15,000,000 Ordinary Shares and accompanying warrants to purchase up to 30,000,000 Ordinary Shares at a combined purchase price of USD 4.00 per Ordinary Share and accompanying warrants, for a total subscription price of USD 60 million. The warrants will have an exercise price of USD 4.60 per Ordinary Share, will be immediately exercisable, and will expire seven years following the date of issuance.

Note 36. Impacts of ongoing conflicts and regulatory changes

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The SEALSQ group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.

As at June 30, 2025, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.

The SEALSQ group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group's supply chain in the future.

As at June 30, 2025, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. In 2025, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in August 2025, the United States and the European Union are pleased to announced that they had agreed on a Framework on an Agreement on Reciprocal, Fair, and Balanced Trade whereby, *inter alia*, the United States commits to apply the higher of either the US Most Favored Nation (MFN) tariff rate or a tariff rate of 15%, comprised of the MFN tariff and a reciprocal tariff, on originating goods of the European Union, including semiconductors. Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As at June 30, 2025, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.